UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

KVH Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	0-28082	05-0420589
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
500 Wood Street, Unit 320, 1st Floor Bristol, RI 02809 (Address of Principal Executive Offices) (Zip Code)
Felise Feingold (401) 847-3327 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

Section 1.    Conflict Minerals Disclosure
KVH Industries, Inc. (“KVH”, “we”, or “our”) is a leading manufacturer of solutions that provide global high-speed Internet, television, and voice services via satellite to mobile users at sea and on land as well as a leading provider of commercially licensed entertainment including news, sports, movies, and music to commercial and leisure customers in the maritime, hotel, and retail markets.

Item 1.01    Conflict Minerals Disclosure and Report
This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.

Item 1.02    Exhibit
KVH’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD. A copy of our Conflict Minerals Report may be found at https://ir.kvh.com/financial-information/sec-filings.

Section 2.    Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3.    Exhibits

Item 3.01    Exhibits

Exhibit No.        Description

1.01             Conflict Minerals Report of KVH Industries, Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KVH INDUSTRIES, INC.
Date: May 28, 2026	By:	/s/ Anthony F. Pike
Anthony F. Pike
Chief Financial Officer